Filed Pursuant to Rule 424(b) (3)

Registration No. 333-178786-01

SUPPLEMENT NO. 2 DATED OCTOBER 24, 2014

TO THE PROSPECTUS DATED JUNE 27, 2014

This document supplements, modifies and amends, and should be read in conjunction with, the prospectus of Greenbacker Renewable Energy Company LLC (the “Company”), dated June 27, 2014. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

(1)	The status of the offering of limited liability company interests, or the shares, of the Company;

(2)	The acquisition of the Canadian Northern Lights Portfolio, located within a 60 mile radius around Toronto, Ontario, Canada;

(3)	The acquisition of the Green Maple Portfolio, located in five locations in the State of Vermont;

(4)	Distributions to our investors for the period October 1, 2014 through December 31, 2014; and

(5)	Certain other modifications and amendments to our prospectus.

Status of Our Public Offering

We commenced our initial public offering of shares on April 25, 2014. As of October 21, 2014, we had accepted investors’ subscriptions for and issued 599,709.920 shares in the offering, resulting in our receipt of gross proceeds of $5,959,432.

Acquisition of Canadian Northern Lights Portfolio

On October 14, 2014, the Company, through a wholly-owned subsidiary, entered into definitive solar asset transfer agreements to acquire a portfolio of forty-five (45) rooftop solar photovoltaic systems (the “Canadian Northern Lights Portfolio”) for a maximum purchase price of USD $1,067,221 plus closing costs. The assets are located within a 60 mile radius of Toronto, Ontario, Canada and comprise approximately 275 kilowatts of generation capacity. Upon closing on October 20, 2014 (the “Closing Date”), the Company funded the entire purchase price into an escrow account, with such funds to be released in accordance with the terms of the definitive solar asset transfer agreements. The Company will receive the economic benefits of ownership of the solar systems effective as of the Closing Date. After closing, the Company has the right to return any solar system to the seller if any third party agreement associated with that solar system has not been appropriately assigned by March 31, 2015. While there will be a reduction in the overall purchase price based upon an agreed upon schedule if the Company returns any solar system, any net revenues earned on that solar system between closing and the return date remain the property of the Company.

We financed the purchase of the Canadian Northern Lights Portfolio using net proceeds from our public offering of shares of the Company.

The Canadian Northern Lights Portfolio consists of roof mount solar systems of approximately 275 kilowatts (kW) of generation capacity comprised of 45 solar systems situated on the rooftop of residential and commercial buildings. In total, the systems are expected to produce approximately 285,000 kilowatt hours of power in their first year of operations; enough electricity to power approximately 45 homes for one year of typical use.

There is a standardized lease that is signed with each of the home / building owners that allows the system to be generally operated and maintained during the term of each Ontario Power Authority (“OPA”) contract. The lease has been designed to survive the sale of the home / building and there is a non-disturbance provision which will allow the owner of the system, the Company, to operate the system for the entirety of the term. The home / building owner receives a modest rental payment for use of the rooftop which is paid annually.

The Canadian Northern Lights Portfolio is expected to produce revenue from the sale of electricity measured in kilowatt hours (kWh) to the OPA, the sole off taker for all 45 solar systems. The OPA is rated Aa2 by Moody’s Investor Service. The price of electricity sold, based upon the rate contained in the OPA contract, is CAD $0.802 per kWh. On average, the 45 OPA contracts have a remaining life of approximately 16 years unless terminated earlier by either party pursuant to the terms of each contract.

Acquisition of Green Maple Portfolio

On October 15, 2014, the Company, through a wholly-owned subsidiary, entered into a definitive agreement to acquire five to-be-constructed solar power facilities (the “Green Maple Portfolio”) in various townships throughout the state of Vermont. The total cost of the fully constructed facilities, which will be incurred during the remainder of 2014 and the first six months of 2015, will be approximately $9,222,000 plus closing costs. Once a Certificate of Public Good (“CPG”) is issued for each facility and certain other conditions precedent are satisfied, the Company will make an initial payment to acquire the development rights. Shortly thereafter, construction should commence as the issuance of the CPG is a condition to commencing construction; completion of construction is expected within 90 days thereafter. Electricity produced by the Green Maple Portfolio will be sold under long-term Power Purchase Agreements, or “PPAs”, and Solar Service Agreements, or “SSAs”, with a term of between 20 and 25 years to utility, municipal and commercial off takers. In total, the systems are expected to produce approximately 4,695,000 kilowatt hours of power in their first year of operation; enough electricity to power approximately 629 homes for one year of typical use. The Green Maple Portfolio will contain solar systems between 500kw and 1.0 MW in size located in Rutland, Williamstown, Chester Township, Pittsford and Royalton Vermont.

While no cash consideration was required at signing, the Company plans to finance the purchase of the Green Maple Portfolio using net proceeds from our public offering of shares of the Company as well as potential debt financing.

A brief summary description of each project, which are subject to change based upon finalization of the engineering, procurement and construction contract as well as the relevant PPAs or SSAs, is as follows:

1.	Charter Hill Solar – To be constructed in Rutland, Vermont, this 1.044MW DC system has a PPA with Green Mountain Power, an investment grade utility, to sell 100% of the power generated over a 25 year period.

2.	Williamstown Solar – To be constructed in Williamstown, Vermont, this 732 kW DC system has an SSA in place with a commercial entity to purchase 100% of the energy generated by the system for 20 years.

3.	GLC Chester Solar – To be constructed in Chester Township, Vermont, this 732 kW DC system has SSAs in place with various municipal entities to purchase 100% of the energy generated by the system for 20 years.

4.	Pittsford Solar – To be constructed in Pittsford Township, Vermont, this 686 kW DC system has SSAs in place with various commercial entities to purchase 100% of the energy generated by the system for 20 years.

5.	Novus Royalton Solar – To be constructed in Royalton, Vermont, this 686 kW DC system has SSAs in place with various municipal entities to purchase 100% of the energy generated by the system for 20 years.

Yield Considerations for the Canadian Northern Lights and Green Maple Portfolios

The forecasted initial yields of approximately 12% and 8% for the Canadian Northern Lights Portfolio and the Green Maple Portfolio, respectively, are equal to the relevant Portfolio’s net cash flow divided by the purchase price of such Portfolio, expressed as a percentage. The relevant Portfolio’s first year of net cash flow is equal to revenue derived from the sale of electricity and, if applicable, Renewable Energy Credits (“RECs”), which are salable credits created as renewable electricity is generated, net of operating expenses. Forecasted revenue from electricity and RECs is equal to the forecast first year’s electricity production multiplied by the contracted sales price for electricity and / or RECs while operating expenses are based on first year contracted expenses and estimated expense reserves. The initial yield factors in expenses incurred and closing costs involved in the acquisition of the facilities. The initial yield is not a measure of the Company’s performance or the overall performance of the Canadian Northern Lights Portfolio or the Green Maple Portfolio and it is not necessarily indicative of distributions that the Company may provide to its investors. The electricity generated from the Canadian Northern Lights Portfolio and the Green Maple Portfolio, and therefore the associated yields, may vary over time based on a variety of factors, including the variability of electricity production.

In conjunction with this section, please review our “Cautionary Note Regarding Forward Looking Statements” and the “Risk Factors” in our prospectus dated June 27, 2014.

Distributions

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary – Distributions” section beginning on page 18 of the prospectus, the “Distribution Policy” section on page 71 of the prospectus and the “Summary of Our LLC Agreement—Classes of Shares—Distributions” on page 126 of the Prospectus:

On September 29, 2014, the Company’s Board of Directors authorized cash distributions of $0.0016438 per share, per day, on each outstanding Class A, C and I share of common stock commencing on October 1, 2014 ending on December 31, 2014. The distributions will be payable on November 3, 2014, December 1, 2014 and January 2, 2014 to shareholders of record as of October 31, 2014, November 28, 2014 and December 31, 2014, respectively.

Other Changes to Prospectus

Prospectus Cover Page

“The date of this prospectus in June 27, 2014” is replaced by “The date of this prospectus is July 1, 2014” on the bottom of the cover sheet.

Prospectus Summary

The third sentence under the section “About Greenbacker Capital Management LLC” beginning on page 5 of the prospectus that states “its General Counsel, Robert Lawsky” should be changed to “its Company Counsel, Robert Lawsky” and all similar discussions appearing throughout the prospectus should reference Robert Lawsky’s title with the Company as Company Counsel.

Annex 1: Marketing Materials

The last item in this section titled “Tax-Equivalent Yield” is deleted in its entirety.